SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                      OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                  NVID INTERNATIONAL, INC.
                       (Name Of Small Business Issuer In Its Charter)



      DELAWARE                                        59-3458195
(State or Other Jurisdiction of                     (I.R.S. Employer
Incorporation or Organization)                      Identification No.)


28163 U.S. Highway 19 North, Suite 302,
        Clearwater, Florida                                   34621
    (Address Of Principal Executive Offices)               (Zip Code)



                                       (727) 669-5256
                    (Registrant's Telephone Number, Including Area Code)



             Securities to be Registered Pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $.01 PAR VALUE




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

                                     PART I

ITEM 1. - BUSINESS.
------------------

General

      NVID International, Inc. (the "Company") is a holding company the sole material asset of which is the stock of its subsidiary, Aqua Bio Technologies, Inc. References to the Company in this registration statement include the activities of its subsidiary. The Company is in the business of researching, developing and marketing water purification and disinfection products using a technology known as ionization.

      The Company was incorporated on August 20, 1984 under Delaware law as Network Video, Inc., for the purpose of franchising video specialty stores. In 1986, it completed an initial public offering pursuant to a Registration
Statement under the Securities Act of 1933 on Form S-18. On February 17, 1988, the Company filed Form 15, terminating its obligation to file periodic reports with the United States Securities and Exchange Commission (the "Commission"). The Company discontinued its video business in 1988 because of intense competition.

      The Company conducted no business until 1994, when it entered into an agreement with Superior Aqua Products, Inc., a Florida corporation ("Superior"). Under that agreement, the Company acquired all of the outstanding shares of Superior in exchange for the issuance of 18,281,500 shares of its common stock. At the same time, the Company's shareholders authorized its name change to NVID International, Inc.

      The Company's administrative office is located at 28163 U.S. Highway 19 North, Suite 302, Clearwater, Florida 34621, and its telephone number is (727) 669-5256. The Company's fiscal year end is December 31.

      On April 4, 1997, the Company was named as a defendant in civil litigation brought by the Commission stemming from the actions of two Company officers arrested for misappropriation of stockholder funds and fraud. On April 5, 1997, the two officers and two additional members of the Company's board of directors resigned from their positions with the Company. On April 15, 1998, following negotiations between the Company's new management and the Commission, the Company executed a Consent and Stipulation for Final Judgment, which was approved on August 14, 1998, and which terminated the Commission's proceedings against the Company.

Overview of Business

      The Company develops water disinfection systems using "ionization." These systems are based on a process that emits precise amounts of copper and silver ions into water systems to control and remove bacteria, viruses, fungi, yeast and algae. Uses for the Company's products include industrial, commercial and


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residential water systems, cisterns,  hospitals,  agriculture,  marine habitats, pools, fountains, spas and cooling towers. From simple applications like pools, spas or fountains, to more complicated hospital infection control systems, the Company's products are designed to meet a broad spectrum of water disinfection requirements. In addition to water disinfection systems, the Company owns the rights to AXEN, a non-toxic, environmentally friendly liquid disinfectant, formulated for initial use as a surface cleaner. AXEN is also produced with proprietary ionization technology.

      There  are  various   technologies   used  for  disinfecting   water.  The
conventional technologies include chlorine, reverse osmosis, filtration, ultraviolet light, ozone and chlorine dioxide. While all of these technologies have beneficial attributes, they also possess significant drawbacks in terms of cost, ease of handling and use, maintenance and long-term disinfecting capability (commonly referred to as "residual effect"). In addition, conventional water treatment systems often use significant amounts of chlorine, a highly toxic and caustic chemical. Repeated studies have shown that the toxicity of chlorine creates dangerous health and environmental hazards.

      The  benefits  of  the  Company's   ionization  products  include  reduced
operating and maintenance costs resulting from a reduction of chlorine and increased life of operating equipment.

      Silver and copper have long been known for their biocidal properties - copper for its ability to kill algae, and silver for its ability to kill a wide range of bacteria and viruses. In fact, the characteristics of the process now known as "ionization" were recognized in ancient Greece, where copper cups and silver chalices were the preferred way to store drinking water. During the 19th century, pioneers in the United States placed copper and silver coins in the water casks attached to their wagons. The constant rocking and rolling of the wagons released ions of copper and silver, which killed bacteria, yeast and viruses, and helped maintain a clean water supply. More recently, NASA used ionization technology to control bacteria for the Apollo space missions.

      Ionization begins when an electric charge is applied to specially formulated alloys of copper or silver. When electricity contacts the alloy, an electrically charged atom called an "ion" is released. Ions, which have a positive charge, attach to algae walls, bacteria and other particles, which have a negative charge. The ions penetrate the foreign substances' membranes, and eventually the foreign substances die. In killing the algae or bacteria, the ions function much the same way as white corpuscles. They attack and kill by attaching themselves to the cells' membranes. The dead matter then clumps together and is carried away and filtered out of the water. Ionization is recognized as a safe and effective method of removing bacteria and algae from water, while avoiding the harmful side effects caused by large doses of chlorine or other conventional water treatment chemicals.

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

      All water systems are susceptible to growth of microorganisms. Colonies of microorganisms, including bacteria, viruses, protozoa and fungi, usually grow within pipes, plants and tanks. Algae may also be present if the microorganisms are exposed to sunlight. Sloughing, water pressure and grazing by protozoa release the microorganisms into the water, where they can damage pipes and, more seriously, expose water users to harmful - even fatal - bacteria (such as the bacteria known as Legionella Pneumophila ("Legionella"), responsible for Legionnaire's Disease). Chemical treatments, dosed at "safe" levels, are often unable to cope with the freed bacteria in the time available for treatment. Ionization is gaining recognition as the most successful and cost-effective method of preventing the proliferation of microorganisms with minimal environmental impact.

Industry Overview

      Water purification and disinfection is a multi-billion dollar global industry because of an increasingly limited supply of drinkable water, global economic expansion, the increasing need for high-quality or ultra pure water by commercial and industrial companies, heightened public health and safety concerns relating to drinking water, and the promulgation of numerous government regulations for water quality. The Science Advisory Board of the United States Environmental Protection Agency (the "EPA") has cited water contamination as one of the highest ranking environmental risks.

      The Company believes that it has benefited from, and will benefit from, several existing and emerging market trends, including increased consumer emphasis on health and safety concerns relating to drinking water and water supplies, growing demand for alternatives to chlorine-based systems and continued promulgation of government regulations relating to water purification and treatment.

      Principal components of the water purification and disinfection industry include the consumer, bottled water, commercial and industrial, municipal and wastewater treatment markets. With the exception of bottled water, the Company has products in each of these market segments. Specifically, the Company has focused on applications for Legionella control within hospital hot water systems, cooling tower disinfection, industrial and residential drinking water disinfection and purification, horticultural aspects of disinfection, pool and spa disinfection, dental waterline disinfection and hard surface disinfection within the food processing industry.

Disinfection/Purification Technologies

      The principal technologies used in the water disinfection and purification industry include:

      Filtration.  Filtration is a process  typically used for separating solids


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from a liquid by means of a porous  substance,  layers of inert  material  (e.g.
sand, gravel) or a membrane. The most significant drawback to filtration is the lack of a residual effect and the limitations imposed by the size of the filters, which can be ineffective for controlling the growth of microorganisms.

      Reverse Osmosis. Reverse osmosis is a water treatment process that removes undesirable materials from the water by using water pressure to force the water molecules through a semi-permeable membrane. Reverse osmosis, like filtration, has no residual effect and can be extremely expensive because of the replacement cost of a membrane.

      Chlorine. A long-standing technology for water treatment first used at the beginning of the 20th century, chlorine remains the most widely adopted form of water treatment in the United States. Chlorine is a relatively inexpensive gas, which at appropriate levels, destroys most water-borne pathogens. The drawbacks of chlorine include its high toxicity to human health, storage and handling problems, limited residual effect, susceptibility to heat and light, and environmental concerns.

      Chlorine Dioxide. Though more expensive than chlorine, chlorine dioxide is also more stable and retains a longer disinfecting residual than chlorine. Chlorine dioxide, however, suffers the same logistical and handling problems as chlorine and is also highly unstable under temperature and heat fluctuations.

      Ozone. Ozone, a pale, light blue gas, has been used to treat drinking water since the end of the 19th century. Significantly more expensive than chlorine, ozone has highly effective germicidal properties. In addition to its cost, however, ozone cannot be stored or transported because of its short life. It has no residual effect.

      Ultraviolet Light. Ultraviolet light is nominally more expensive than chlorine, though it has no residual effect. It is effective against most forms of viruses, though the equipment necessary for its use reduces its applications.

      Ionization. Ionization disinfection systems were developed to overcome the disadvantages and hazards associated with disinfection by chlorine and other conventional water treatment systems. The contact time of silver, aided by the synergistic effects of copper, will kill bacteria and viruses within minutes and are completely unaffected by temperature and sunlight. Ionization is cost-effective, non-corrosive, non-toxic, easily regulated and has a long-term residual effect. As important, ionization technology is environmentally friendly and creates no human health hazards. Ionized water produced by the Company's systems is odorless, tasteless and, perhaps most importantly, ultra pure.



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

The Company's Products

      The selection of a particular Company water disinfection system depends on the consumer's end-use and application. The Company's product lines include Superior Aqua Systems, Ionic Disinfection Systems and the Random Metering System. The Company has also developed and markets AXEN, a liquid disinfectant formulation that employs ionization technology.

      Random Metering System. Traditional ionization equipment produces the same output rate of ions, regardless of the demands placed on the water system. The Random Metering System ("RMS") expands the application of ionization disinfection systems by creating a separate water source to create ions outside of the treated water stream. RMS is the only known ionization water disinfection system which can treat large volumes of drinking water. By controlling the off-line water flow, ions can be concentrated and injected into the treated water based on actual demand and flow rates.

      Ions produced by the RMS product do not dissipate in high temperatures. This characteristic enables RMS products to be used specifically to prevent and control Legionella. The Legionella organism thrives within colonies of microorganisms, which adhere to the inside of piping distribution networks that transport water for domestic and drinking water use. Because RMS can treat even large volumes of water effectively, it can be used in health care and hospital settings.

     In 1998, the Company formed an alliance with EHPC Ionization, Ltd. of London, England, ("EHPCI, Ltd.") a company with similar interests in ionization technology. EHPCI, Ltd. holds the exclusive license from the inventors of the RMS system to commercialize that system. EHPCI, Ltd. has entered into a distribution and exclusive license agreement with the Company which enables the Company to utilize RMS technology to assemble, sell, distribute and service the RMS product line in North America.

      Subsequently, with the Company's consent, EHPCI, Ltd. and Wallace & Tiernan, a subsidiary of United States Filter Corporation, executed an agreement allowing Wallace & Tiernan to manufacture, market and distribute the RMS technology on a non-exclusive, global basis. Because this arrangement would infringe on the Company's North American territory, the Company is entitled to one-half of all licensing fees and royalties paid by Wallace & Tiernan to EHPCI, Ltd. EHPCI Ltd. recently assigned its RMS technology rights to an affiliated company, GWR, Ltd.

      The Company has sublicensed the RMS technology to Innovative Medical Services, Inc. ("IMS") of El Cajon, California for North American hospital applications, including hot water disinfection and control of Legionella. Pursuant to its license agreement with the Company, IMS will also market and distribute RMS products to the healthcare markets in Australia, South and Central America and Mexico. Under the terms of the license, IMS purchases the


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RMS  systems  from the  Company  and pays a royalty to the  Company on each unit sold.

      Ion Disinfection System. The Ion Disinfection System ("IDS") was designed to augment the Company's RMS product line. IDS uses ionic silver in much the same way as the RMS system. The differences between the RMS and IDS systems are size and dosing capabilities. While the RMS product line is designed to treat large volumes of water with adjustable injection of ionic silver, the IDS unit doses directly into the treated water at a constant rate depending on water flow. The compact size of the IDS units makes them preferable for residential and light commercial use. Target markets include cisterns, water wells, restaurants and small to medium sized hotels. Because of the size and performance capabilities of the IDS product line, IDS products have also been used in emergency situations requiring potable drinking water.

     Based on the operational success of the IDS system in Mexico, the Company has entered into a distributor agreement with Mr. Frederico Rodriguez, the owner of Aqua Bio Technologies, S.A. de C.V. Aqua Bio Technologies, S.A. de C.V. has been incorporated under the laws of Mexico to perform distribution and marketing functions through its dealership arrangements with Mexican distributors in the potable wastewater and filtration industries.

      Superior Aqua Systems. The Company's Superior Aqua Systems ("SAS") product line operates in conjunction with the existing circulation system of a pool, spa, cooling tower or hot water system. SAS products use a flow cell, which is simply inserted into the existing water circulation system, and a control unit, which electronically regulates the output of ions into the water. The release of the ions maintains a long-term disinfecting residual effect regardless of heat, sunlight or evaporation. A simple testing kit may be used to monitor subsequent water quality. When low levels of chlorine are used with SAS, a synergistic residual effect produces near pristine water quality at a very low cost.

      SAS is proven beneficial for use in indoor and outdoor pools, fountains, decorative ponds, cooling towers and a wide range of mid-level industrial and agricultural applications. It is cost effective, environmentally safe and user friendly.

      AXEN. In addition to developing and marketing ionization water treatment systems, the Company manufactures and markets the non-toxic, disinfectant product AXEN (formerly Microsafe). AXEN formulations have been developed for five separate market groups: (1) veterinary medicine, (2) healthcare, including dental applications, (3) drinking water, (4) cooling towers, and (5) as a hard surface disinfectant.

      The world market for cleaning compounds is a multi-billion dollar industry. Cleaning products may be classified broadly as household cleaners or industrial/institutional cleaners. Household cleaners include laundry


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detergents,  dish  detergents and surface  cleaners.  Only surface  cleaners are marketed typically as having disinfectant properties.

      AXEN uses ionization stabilization technology to create a liquid disinfectant suitable for many applications, including prevention of contamination by bacteria and viruses. The product is formulated by generating silver ions in a citrate bath, which acts as a stabilizer for the silver. AXEN can be produced in a liquid concentrated form and used on surfaces in food processing plants, homes, hospitals, restaurants and public facilities to kill bacteria, viruses, and other microorganisms. AXEN is cost effective to ship long distances by container because of the high concentration levels achieved in the manufacturing process. As a result, this allows the Company to market AXEN over a broader geographical area.

      The Company licenses the technology to corporate partners who manufacture AXEN and maintain product inventories. IMS has signed an Agreement to manufacture and market AXEN through the Internet, mass merchandisers, manufacturer representatives and distributors. The Company has also entered an Agreement with ETIH20, Inc., to manufacture and distribute AXEN in the Southeastern United States, Costa Rica, and the Pacific Basin. Further research and refinement of the AXEN product is being conducted by Bio Analytical Services, Inc., Key Laboratories and ABC Research, Inc.

Distribution and Sale of Products

      The Company distributes its products by licensing them for manufacture, distribution and sale in certain geographic and niche markets to strategic partners. The Company's products reach both domestic and international markets, including North America, Europe, Mexico, Central and South America and the Pacific Basin.

      The Company's water disinfection systems are segmented into two general categories: commercial and consumer. Consumer applications include potable water supplies, pools, spas and fountains. Commercial applications include pools, spas and fountains, as well as cooling towers, health care facilities, agriculture, marine mammal habitats and industrial use. In addition, the Company sells AXEN through license agreements as a household and commercial hard surface disinfectant, for veterinary medicine applications and for dental applications.

      The Company's strategy is to license its products for specific applications in geographic areas. To date, the Company has licensed product applications in municipal drinking water and wastewater applications, point of entry/point of use drinking water applications, dental water lines, food processing and health care applications.



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Competitors

      The markets in which the Company competes are highly competitive and most are fragmented, with numerous regional and local participants. The Company, however, believes it has a competitive advantage because few, if any, of its competitors have the ionization technology found in RMS and AXEN. The Company believes its focus on certain geographic and niche markets, and the breadth and range of its products, will allow it to compete successfully in both domestic and global markets. Many of the Company's competitors, such as U.S. Filter, Inc. and Culligan, are multi-line companies with substantially greater resources than the Company.

License Agreements

     The Company has a Royalty Agreement with Mr. Andrew Arata for the AXEN product line. Mr. Arata is the inventor of AXEN. Under the terms of the agreement, he is paid 5% of gross revenues in perpetuity.

     Wallace  &  Tiernan,  Ltd.  (UK),  a  subsidiary  of United  States  Filter
Corporation, entered into an agreement with EHPCI, Ltd. for non-exclusive worldwide manufacturing and distribution rights for the RMS system. Since the Company held the exclusive North American license from EHPCI, Ltd. it became a party to the agreement between EHPCI, Ltd. and Wallace & Tiernan, Ltd. Under the terms of the worldwide agreement, the Company receives a royalty of 12 1/2% of the gross selling price for all units sold in North America, and has the option to purchase any RMS systems produced under private label by Wallace & Tiernan, Ltd. for cost plus 28%. EHPCI, Ltd. recently assigned its RMS technology rights to an affiliated company GWR, Ltd.

      Under the terms of the Company's RMS License Agreement with IMS (under which EHPCI, Ltd. is a co-licensor), the Company and EHPCI, Ltd. collectively receive a flat license fee and a royalty of 16 1/2% of the gross manufacturing cost for all RMS units sold by IMS. The Company is entitled to 62.5% of this consideration.

      The Company has entered a five-year manufacturing and distribution agreement with ETIH2O to produce and sell the AXEN product line exclusively in the country of Costa Rica and on a non-exclusive basis in the southeastern United States, including Florida, Georgia, Alabama, Mississippi, Louisiana, South Carolina, North Carolina, Virginia, Tennessee and Kentucky.

      ETIH2O,   Inc.  has  also  signed  a  two-year  commitment  for  exclusive manufacture and non-exclusive marketing of the AXEN product for New Zealand, Australia, Thailand, Philippines, Singapore and Malaysia. Under the terms of the agreement, the Company receives an escalating royalty on each sale.



                                       9
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      Circle P Products, Inc. signed a Manufacturer's  Representation  Agreement with the Company for representation of the AXEN veterinary product line. The Company has also pursued further development of the AXEN product line through a Licensing Agreement with EHPCI, Ltd.

      The Company has entered a License Agreement with IMS for AXEN on a worldwide basis for dental waterline applications and point of use applications. Under the agreement, the Company receives a fifty percent (50%) flat license fee and a 15% royalty based on the manufactured cost of AXEN sold by IMS.

Intellectual Property

      Patents. All of the products developed by the Company are protected by U.S. and PCT country patents pending. As a result, the Company has very few direct competitors using the same technology. The Company has competitors who use different, more conventional technologies, including chlorine, ultraviolet, ozone, chlorine dioxide, reverse osmosis, copper and silver.

      The Company has received an Official Notice of Allowance for its pending AXEN patent application, and expects United States Letters Patent will be issued in four to six weeks. The Company has also sought patent protection under international treaty. The Company owns the property rights to AXEN under an assignment from AXEN's inventor, Andrew Arrata.

      Trade Secrets. Three of the four product lines carried by the Company use trade secrets involving ionization: RMS, IDS and AXEN. Each of these products uses the stabilization of silver ions, which normally have a shelf life of only three to four hours. By utilizing the Company's discoveries, however, silver ions can be stabilized for periods up to six months.

      These trade secrets are significant because although there are several alternatives to chlorine in water disinfection applications, the Company's process is the only solution with a long-term disinfecting residual. The loss of these trade secrets could have a material, adverse effect on the business of the Company.

Research & Development

      The Company's current research and development focuses on expanding the applications for the Company's existing product line and licensing additional corporate partners. Current research and development projects include RMS applications for Legionella control in hospital settings. AXEN is being tested for use in dental water lines, certain agricultural and horticultural applications, municipal drinking water systems and veterinary medicine. After EPA certification is received, the Company intends to test AXEN for hard surface


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disinfectants  and for use in direct food  contact  (for  instance,  poultry and seafood).

Government Regulation

      The RMS technology has received the necessary government approvals for use in drinking water disinfection in Mexico. AXEN formulations have been submitted to the EPA for approval. EPA certification is expected prior to the end of the year 2000. Upon EPA approval, AXEN will be submitted to the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) for their approval. It should be noted that the Company is presently working with both the USDA and the FDA in related laboratory and field studies.

      The USDA and the Company have entered a Trust Fund Cooperative Agreement for a field study at the USDA facility in Athens, Georgia. The study is funded and commenced July 1, 2000. The subject of the study is to determine the efficacy of AXEN in replacing toxic disinfectants used in poultry production. Additionally, at the request of the FDA, the Company submitted samples of AXEN for testing against the Vancomycin Resistant Enterococcus virus. The Company submitted samples and a report from an independent laboratory detailing AXEN's efficacy against the virus. Both studies concluded the AXEN formulations were 99.9999% effective against the subject virus strains. FDA approval for AXEN as a topical disinfectant is expected prior to the end of the year 2000.

Environmental Issues

      The Company's product lines produce pesticides to treat a variety of bacteria, viruses, fungi and pathogenic organisms. The primary biocide used in ionization is ionic silver with trace amounts of other metals. The Company has never received a notice or demand from any environmental authority regarding its products. In addition, the Company has licensed the manufacture of its products to other companies, and therefore does not require any environmental permits itself.

      Prior to 1993, the EPA set the amount of silver recommended for drinking water at 100 parts per billion. In 1993, the EPA dropped silver from the EPA's primary water standards, though it was retained at 100 parts per billion for the secondary water standards that are used as guidelines by states for setting their own standards. The EPA is expected to drop silver eventually from its secondary standards.

      The EPA is also expected to reduce the amount of Trihalomethanes allowed in drinking water from 100 parts per billion to 80 parts per billion. Trihalomethanes are known carcinogens formed when chlorine is combined with organic matter found in nature. The anticipated effect of the reduction in Trihalomethanes is a greater emphasis on technologies that reduce or eliminate


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the use of  chlorine.  The Company  expects to gain  market  share in all of its product lines as a result of a reduction in Trihalomethane levels allowed in drinking water.

ITEM 2. - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.
-------------------------------------------------------------------

      Although the Company has been in existence for a number of years, management's efforts to develop the Company's business have not yet resulted in generation of significant revenues. To date, management's efforts have focused on developing licensing relationships and promoting and conducting research and development to demonstrate the feasibility and efficacy of the Company's products. Until potential customers are convinced of the viability of the Company's technology, it is unlikely that the Company will generate significant revenue.

      Assuming that the Company can raise sufficient capital to maintain its operations, over the next 12 months the Company expects that it will continue
development  of  licensing   relationships   and  will  continue   research  and
development. In addition, the Company will need to expand its staffing considerably over this period of time.

Cash Requirements

      The Company has engaged in a number of tests and demonstrations and has entered into license agreements with entities for the distribution of its products. These licensing relationships are in their early stages, however, and it is difficult to predict what revenue stream, if any, they will generate. If the Company's licensees meet performance criteria contained in the agreements in all respects, the Company would be receiving royalty income of approximately $250,000 per month by the end of the year 2001.

      Nevertheless, the Company does not expect its royalty stream to be sufficient to cover costs of operations in the immediate future. The Company expects that it will continue to be required to raise capital to fund operations at least through the second quarter of 2001. The Company will attempt to raise this capital by borrowing, but no lender has issued a binding commitment to the Company. Therefore, the Company expects to engage in one or more private placements of common stock to fund its operating needs. At present, the Company has sufficient cash to sustain the Company for approximately five (5) months. Therefore, the Company anticipates engaging in one or more capital raising transactions in the immediate future.

Licensing

      The Company's marketing plan calls for the creation of "flagship" accounts and/or specific field tests to showcase the economic feasibility and efficacy of the products in various applications. Once completed, the Company intends to license numerous corporate partners for specific applications. The licensing generally will involve an initial license fee for exclusivity and an ongoing royalty in perpetuity.

      As the Company emerges from its current stage, it expects to license entities in a broad spectrum of applications. Generally, these licenses will be for specific applications and geographic areas and will contain mandatory performance criteria for the licensee to maintain the license. To date, the Company has licensed applications in municipal drinking water and wastewater applications, point of entry/point of use drinking water applications, dental water lines, food processing and healthcare applications. Most of the license fees received have been and will be used to expand the scope of applications and the geographic area for the Company's products.

Research and Development

      The Company's requirements for research and development will continue into the foreseeable future. Research and development is expected to expand the spectrum of product applications and allow the Company to increase the number of licenses. Current research and development is focused on specific product applications, including Legionella control in hospital settings, dental water lines, cut flowers, pythium control, hydroponics, cooling tower applications, municipal drinking water systems, and veterinary applications.

      Future research and development will focus on expanding specific product applications for the AXEN and RMS product lines. These tests will be ongoing over the next few years.

Capital Expenditures

      Management does not expect to incur any significant capital expenditures in the foreseeable future.

Staffing

      The Company must increase its work force. The Company's marketing plan does not call for building a sale force to sell to end-users but instead to license the technology to market segment leaders with existing sales forces. The Company will train these sales forces to sell the Company's products and to provide technical assistance through quarterly service to the systems. Nevertheless, the Company requires an increased sales force to sell technology licensing agreements. Management expects to add one (1) employee during 2000 and four (4) employees in 2001. The expected cost of these additional employees is $50,000 in 2000 and $250,000 in 2001.

ITEM 3. - DESCRIPTION OF PROPERTY.
---------------------------------

      The Company leases its principal offices at 28163 U.S. 19 North, Suite 302 Clearwater, Florida, 33761, pursuant to a three (3) year Executive Suite Lease Agreement between Klein & Heuchan, Inc. and the Company dated July 18, 2000.

      The Company owns no real property.

ITEM 4. - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
------------------------------------------------------------------------

      The following table sets forth certain information regarding the holders of the Company's Common Stock, par value $0.01 as of August 31, 2000 for each of the Company's directors, and all executive officers and directors as a group. No individual or group known to the Company holds beneficial ownership of more than five percent of any class of the Company's voting securities. There are no arrangements in effect which would result in a change of control of the Company. As of August 31, 2000, there were 55,733,571 shares of Common Stock outstanding.

                        NVID INTERNATIONAL, INC.
      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

     (1)                      (2)                     (3)         (4)
                               Name And Amount And

                                                   And Nature

   Title Of                Address Of                  Of     Percent Of
    Class                  Beneficial              Beneficial    Class
                             Owner                   Owner
--------------------------------------------------------------------------
Common        EHPC Ionisation Limited (1)                    0         0%
              87A Newington Causeway
              London
              SE1 6DH

              England

Common        David   Larson,    CEO,   President,
              Director                                 420,000    0.0075%
              1792 Lago Vista Blvd.
              Palm Harbor, Florida 34685

Common        Michael  Redden,   CFO,   Secretary,
              Director                                  95,000    0.0017%
              5153 Sandy Cove Avenue
              Sarasota, Florida 34242

                                                  ------------------------
Common        Directors and Officers as a Group        515,000    0.0092%

(1) Pursuant to the Distribution and License Agreement dated August 26, 1998 among EHPCI, Ltd., EHPC, Ltd., the Company and its wholly-owned subsidiary, EHPCI, Ltd. may be entitled as of August 26, 1999 to such number of shares of the Company's common stock as would result in its owning 20% of the outstanding shares of common stock after issuance of such shares. Under the same Agreement, EHPCI, Ltd. may be entitled, on the grant of the U.S. Patent for RMS to the Company, to issuance of an additional number of shares of common stock that would increase EHPCI, Ltd.'s holding to 25% of the total number of shares outstanding immediately after the issuance of such shares. The Company and EHPCI, Ltd. are engaged in discussions to determine how much stock, if any, will be issued pursuant to the Agreement.

ITEM 5. - DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
-------------------------------------------------------------------------

      The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors of the Company are elected at the Company's annual meeting of stockholders and serve until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the Board's discretion, or until their successors are elected and qualify.

     Name               Age         Position          Director Since

David Larson                  49          President         April 7, 1997
Michael Redden                52          Secretary         July 10, 1997
Dr. Robert Edelson            65          Director          November 21, 1997


     David Larson. Prior to coming to the Company in July 1996, Mr. Larson served for 4 years as the director of marketing for Pinch-A-Penny, Inc., a company specializing in pool and patio supplies sold through 117 franchised retail stores in Florida. Prior to joining Pinch-A-Penny, Mr. Larson held sales management positions with a division of PPG Industries that sold disinfectants to many of the same markets that the Company now targets. Mr. Larson started with the Company as Vice President of Sales of Aqua Bio Technologies, Inc. and later became its President. Mr. Larson was appointed to the Board of Directors on April 7, 1997. In June 1997, Mr. Larson was named President of NVID, which was approved by the shareholders in November 1997.

     Michael Redden. Mr. Redden was named Director of Foreign Development for Aqua Bio Technologies, Inc. in August 1995 and has served as President for Aqua Bio Technologies, Inc. since June 1997. Mr. Redden is currently the Company's Secretary. Prior to working for the Company, Mr. Redden owned a yacht brokerage and charter business on the west coast of Florida and started Caribe Star

Seafood, Ltd., a Nicaraguan-based corporation engaged in fish processing and export to the United States and the Far East. Mr. Redden was appointed to the Company's Board of Directors on July 10, 1997.

     Dr. Robert Edelson. Dr. Edelson was elected to the Company's Board of Directors on November 12, 1997, after retiring from 27 years in the water treatment business as a transition metal chemist. He was past President of the Minnesota Environmental Health Association, teacher of the year for the National Swimming Pool Foundation in 1997 and is an active member on the Chemical Treatment and Process Committee of the National Spa and Pool Institute.

ITEM 6. - EXECUTIVE COMPENSATION.
--------------------------------

NVID INTERNATIONAL, INC & SUBSIDIARIES

     SUMMARY COMPENSATION TABLE
                                                  Annual Compensation
--------------------------------------------------------------------------------
                Name                                                    Other
                 And                                                   Annual
              Principal                                                Compen-
              Position                   Year      Salary     Bonus    sation
                                                    ($)        ($)       ($)
                 (a)                     (b)        (c)        (d)       (e)
--------------------------------------------------------------------------------
David Larson, CEO                        1997       $61,524       $600       0
--------------------------------------------------------------------------------
                                         1998       $72,047     $4,000       0
--------------------------------------------------------------------------------
                                         1999       $94,550     $5,000       0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Michael J. Redden, CFO, Secretary        1997       $21,650       $600       0
--------------------------------------------------------------------------------
                                         1998       $38,902     $5,000       0
--------------------------------------------------------------------------------
                                         1999       $72,735     $5,000       0
--------------------------------------------------------------------------------

FOOTNOTES

(1) The annual salary for David Larson was set by Shareholders vote at the Annual Shareholder's Meeting in 1997. The annual salary was fixed at $87,500 per year, but the amount reported in column (c) was all that was paid to Mr. Larson. With no long-term plan in effect, all deferred compensation will be submitted to a proposed Compensation Committee comprised of shareholders appointed at the Annual Shareholder's Meeting, which will make recommendations to the Board. The final authority on disposition shall rest with the Board of Directors.

(2) The annual salary for Michael Redden was set by Shareholders vote at the Annual Shareholder's Meeting in 1997. The annual salary was fixed at $ 62,500 per year, but the amount reported in column (c) was all that was paid to Mr. Redden. With no long-term plan in effect, all deferred compensation will be submitted to a proposed Compensation Committee comprised of shareholders appointed at the Annual Shareholder's Meeting, which will make recommendations to the Board. The final authority on disposition shall rest with the Board of Directors.

(3) No other employees were compensated over $50,000 per year during the reporting period.

(4)No other cash or non-cash compensation was received by the named individuals.

ITEM 7. - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------

     On May 18, 1998, the Company executed a Promissory Note in the amount of $25,000 payable to Ms. Lilly Lee Lucas and Ms. Kristina C. Burgess, and on June 12, 1998, the Company executed a Promissory Note in the amount of $50,000 payable to Ms. Lilly Lee Lucas, Ms. Kristina C. Burgess, and Mr. Burt Lucas (collectively, the "Notes"). The Company issued 110,000 shares of common stock to Ms. Burgess in partial repayment for the Notes. The principal balance of the Notes, after deducting the value of the issued stock, is $55,901.77. The holders of the Notes have expressed to the Company's management a desire to receive additional Company stock in lieu of cash for the Notes. Michael Redden, a director and officer of the Company was formerly married to Ms. Burgess. Ms. Burgess holds 841,000 shares of the Company's common stock.

      The Company owes Mr. Redden $112,063 in accrued salary.

      The Company owes Mr. Larson $89,012 in accrued salary.


ITEM 8. - DESCRIPTION OF SECURITIES.
-----------------------------------

      The Company's common stock is quoted in the "Pink Sheets," an electronic quotation service operated by Pink Sheets, LLC. The Company has one class of equity securities, its common stock, authorized, issued and outstanding. The par value of the Company's common stock is $0.001 per share.

      The Company is currently authorized to issue up to 100 million shares of Common Stock. Holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors that may be outstanding, the assets of the Company will be divided pro-rata on a per share basis among the holders of the Common Stock.

      Each share of Common Stock entitles the holders thereof to one vote. The By-Laws of the Company require that a majority of the issued and outstanding shares of the Company need be represented to constitute a quorum and to transact business at a Stockholders' Meeting.

                                     PART II

ITEM 1. - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
RELATED STOCKHOLDER MATTERS.
-----------------------------


                   SUMMARY OF QUARTERLY HIGH & LOW PRICE OF COMMON STOCK

                                    1998-1999

---------------------------------------------------------------------------
         QUARTER                  HIGH BID                 LOW BID
         -------                  --------                 -------
1st Quarter 1998                   0.0775                   0.025
---------------------------------------------------------------------------
2nd Quarter 1998                    0.16                    0.08
---------------------------------------------------------------------------
3rd Quarter 1998                   0.185                    0.08
---------------------------------------------------------------------------
4th Quarter 1998                   0.105                    0.04
---------------------------------------------------------------------------
1st Quarter 1999                    0.20                    0.05
---------------------------------------------------------------------------
2nd Quarter 1999                    0.20                   0.0425
---------------------------------------------------------------------------
3rd Quarter 1999                    0.13                    0.055
---------------------------------------------------------------------------
4th Quarter 1999                   0.0825                   0.07
---------------------------------------------------------------------------
1st Quarter 2000                    0.42                    0.19
---------------------------------------------------------------------------
2nd Quarter 2000                    0.58                    0.18
---------------------------------------------------------------------------


(1)   The above table is based on Over-The-Counter  quotations. These quotations
      reflect   inter-dealer  prices,   without  retail  mark-up,   markdown  or
      commissions, and may not represent actual transaction.

(2) All historical data was obtained from OTC:BB web site or the Pink Sheets web site.

      As of September 13, 2000, there were 447 owners of record of the Company's common stock.

      The Company is just emerging from a developmental stage and as such has not declared a dividend to date. As the Company's royalty agreements come into play during the first and second quarter of year 2001, the Company hopes to become profitable for the first time. The nature of the Company's products dictates a continued and increasing research and development expenditure to expand the number of markets. Additionally, the patent expense for numerous international patents and the certification process (EPA, FDA, USDA) in numerous countries will continue to tax revenues. Management does not expect to declare dividends until at least the last quarter of 2002, if ever.

ITEM 2. - LEGAL PROCEEDINGS.
---------------------------

      None.


ITEM 3. - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------------------------------------------------------

      None.


ITEM 4. - RECENT SALES OF UNREGISTERED SECURITIES.
-------------------------------------------------

      The following table sets forth information with respect to sales by the Company of its securities during the past three years without registration under the Securities Act of 1933. The table sets forth the time periods and amounts of securities sold, as well as the consideration received by the Company.

      With respect to sales of 2,729,999 shares of stock for an aggregate consideration of $221,000, the Company retained Jack Augsback & Company (an affiliate of Angel Investments, LLC) as placement agent, for which the Company paid compensation of $28,000.

      All other transactions described in the table were sales of the Company's common stock for cash. None of the other sales involved a public offering, and none of the other sales were underwritten.

      All sales were made to persons the Company believes to be accredited investors. The Company believes that such sales are exempt from registration pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933.

--------------------------------------------------------------------------------
    Period of Issuance           Number of Shares       Aggregate Consideration

--------------------------------------------------------------------------------
Second Quarter 1998                 1,065,730                $  94,500
--------------------------------------------------------------------------------
Third Quarter 1998                  1,482,500                   77,000
--------------------------------------------------------------------------------
Fourth Quarter 1998                 1,666,666                   75,000
--------------------------------------------------------------------------------
First Quarter 1999                  2,571,740                  175,450
--------------------------------------------------------------------------------
Second Quarter 1999                 1,512,595                   87,077
--------------------------------------------------------------------------------
Third Quarter 1999                  1,939,870                  120,450
--------------------------------------------------------------------------------
Fourth Quarter 1999                 3,643,999                  170,548
--------------------------------------------------------------------------------
First Quarter 2000                    815,000                   51,850
--------------------------------------------------------------------------------
Second Quarter 2000                 7,605,776                  600,240
--------------------------------------------------------------------------------

      In addition, in 1998, the Company issued 150,000 shares of common stock to two independent contractors as bonuses in exchange for services rendered on behalf of the Company.

ITEM 5. - INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

      Section 145 of the Delaware General Corporation Law (the "GCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VII, Section 7 of the Company's Bylaws requires the Company to indemnify its officers and directors to the fullest extent permitted under the GCL.

PART F/S


                              NVID INTERNATIONAL, INC.
                                 AND SUBSIDIARY

                              JUNE 30, 2000 AND 1999

                                   CONTENTS

                                                                 Page

FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                         23

Consolidated Statements of Operations                               24

Consolidated Statements of Changes in Stockholders' Deficit         25

Consolidated Statements of Cash Flows                               26

Notes to Consolidated Financial Statements                          27

                      NVID INTERNATIONAL, INC. & SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET

                                  JUNE 30, 2000
                                  (Unaudited)

                    Assets

Current Assets

  Cash                                                           $       100,555
  Accounts receivable                                                     19,066
  Inventory                                                               40,429
                                                                     -----------
    Total current assets                                                 160,050
                                                                     -----------
Property and equipment, net                                               16,947
                                                                     -----------
Other Assets
  Note receivable from Stockholder                                         5,000
  Patents pending                                                        245,651
  License agreements                                                      69,000
  Deposits                                                                 3,145
                                                                     -----------
    Total other assets                                                   322,796
                                                                     -----------
Total Assets                                                     $       499,793
                                                                     ===========
Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
  Accounts payable                                               $        20,909
  Patent costs payable                                                   118,151
  Accrued salaries and benefits                                          205,062
  Debentures payable                                                           -
  Notes payable                                                           63,726
                                                                     -----------
    Total current liabilities                                            407,848
                                                                     -----------
Stockholders' Equity (Deficit)
  Common stock, $.001 par value,
    100,000,000 shares authorized;
    54,258,570 shares issued and outstanding                              54,259
  Additional paid-in capital                                           6,122,587
  Accumulated deficit                                                (6,084,901)
                                                                     -----------
    Total stockholders' equity (deficit)                                  91,945
                                                                     -----------
Total Liabilities and Stockholders' Equity (Deficit)              $      499,793
                                                                     ===========

                         NVID INTERNATIONAL, INC. & SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)



                                                     Six Months Ended
                                                June 30,          June 30,
                                                 2000              1999

Sales                                    $        1,936    $        1,686
Cost of sales                                    33,901            16,176
                                           -------------     -------------
Gross profit (loss)                            (31,965)          (14,490)

Operating expenses
  Personal services                             100,621           164,837
  Travel                                         39,870            55,006
  Professional services                         121,946            20,566
  Penalties and fines                                 -                28
  Research and development                            -                 -
  Rent                                            4,798             5,421
  Depreciation and amortization                  13,937             9,660
  Office expense                                 67,295            22,200
  Telecommunications                              8,875             6,165
  Bad debt expense                                    -            17,706
  Commissions                                    34,593            15,000
  Marketing and promotions                       36,848            11,200
                                           -------------     -------------
    Total operating expenses                    428,783           327,789
                                           -------------     -------------

Operating loss                                (460,748)         (342,279)

Other income (expense)
  Licensing fees                                 79,983                 -
  Interest expense                              (5,000)           (2,700)
                                           -------------     -------------
    Total other income (expense)                 74,983           (2,700)
                                           -------------     -------------

Net loss                                 $    (385,765)    $    (344,979)
                                           =============     =============

Net loss per share                       $       (0.01)    $      (0.006)
                                           =============     =============

                      NVID INTERNATIONAL, INC. & SUBSIDIARY

    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2000
                                  (Unaudited)


                                                                                   Total
                                                     Additional                 Stockholders'
                                Common Stock          Paid-In     Accumulated     Equity
                              Shares      Amount      Capital      Deficit       (Deficit)
Balances - December 31,     49,108,295  $  49,108  $ 5,428,773  $ (5,699,136) $   (221,255)
1999

Common stock issued:
  For interest on debt          50,000         50        4,950                        5,000
  For convertible debt         350,000        350       39,650                       40,000
  For services                 246,666        247       29,269                       29,516
  For cash                   7,674,110      7,674      617,952                      625,626
  For broker fees                    -          -      (1,177)                      (1,177)
  Common stock cancelled    (3,170,500)   (3,170)        3,170

Net loss                             -          -            -     (385,765)      (385,765)
                            -----------  ---------   ----------   -----------   ------------
Balances - June 30, 2000    54,258,571  $  54,259  $ 6,122,587  $ (6,084,901) $      91,945
                            ===========  =========   ==========   ===========   ============

                      NVID INTERNATIONAL, INC. & SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                           Six Months Ended
                                                      June 30,          June 30,
                                                       2000              1999

Cash Flows From Operating Activities
  Net loss                                     $    (385,765)    $    (344,979)
  Adjustments to reconcile net loss to cash
    used in operating activities
      Depreciation and amortization                    13,937             9,660
      Bad Debt Expense                                     -             17,706
      Common stock issued for operating expenses       34,515             2,700
      Decrease (increase) in operating assets
        Accounts receivables                            1,844                 -
        Notes Receivable from Shareholder                   -           (5,000)
        Inventory                                       (350)                 -
      Increase (decrease) in operating liabilities
        Accounts payable                             (27,296)                 -
        Patent costs payable                         (11,875)                 -
        Accrued salaries and benefits                (41,330)            54,751
        License Fee Payable                                -           (20,000)
          Total adjustments                          (30,555)            59,817
                                                 -------------     -------------
    Net cash used in operating  activities          (416,320)         (285,162)
                                                 -------------     -------------

Cash Flows From Investing Activities
  Purchase of Fixed Assets                                  -           (1,904)
  Purchase of intangible assets                     (125,000)          (14,393)
                                                 -------------     -------------
    Net cash used in investing activities           (125,000)          (16,297)
                                                 -------------     -------------

Cash Flows From Financing Activities

  Proceeds from Notes and Debentures                        -           150,000
  Payments on Notes                                         -          (15,000)
  Proceeds from issuance of common stock              624,449           167,450
                                                 -------------     -------------
    Net cash provided by financing activities         624,449           302,450
                                                 -------------     -------------

Net increase (decrease) in cash
                                                       83,129               991
Cash at beginning of year                              17,426              4096
                                                 -------------     -------------
Cash at end of year                            $      100,555    $        5,087
                                                 =============     =============

Non-cash Transactions:

  Stock issued to pay debt                     $       40,000    $      105,000
                                                 =============     =============
  Stock issued to pay interest                 $        5,000    $        2,700
                                                 =============     =============

                   NVID INTERNATIONAL, INC. AND SUBSIDIARY
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include those of NVID International,  Inc.
(NVID) and its wholly owned subsidiary, Aqua Bio Technologies, Inc. (Aqua Bio), hereafter collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-SB and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. The accompanying unaudited financial statements and the notes should be read in conjunction with the Company's audited financial statements as of December 31, 1999 contained herein.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates.

NOTE 2 - GOING CONCERN

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant cumulative net operating losses. The Company continues to raise capital and market its technologies in order to meet operational expenses. Nevertheless, its ability to continue as a going concern is dependent on obtaining capital and financing. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

                                 AUDIT REPORT

                              NVID INTERNATIONAL, INC.
                                 AND SUBSIDIARY

                              DECEMBER 31, 1999 AND 1998

                                   CONTENTS

                                                                  Page

INDEPENDENT AUDITORS' REPORT                                        1 (29)

FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                         2 (30)

Consolidated Statements of Operations                               3 (31)

Consolidated Statements of Changes in Stockholders' Deficit         4 (32)

Consolidated Statements of Cash Flows                               5 (33)

Notes to Consolidated Financial Statements                        6-9 (34)

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
NVID International, Inc. and Subsidiary
Sarasota, Florida

We have audited the accompanying consolidated balance sheets of NVID International, Inc. and Subsidiary (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Davis, Monk & Company

June 28, 2000
Gainesville, Florida

                    NVID INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1999 AND 1998

                                     ASSETS

                                                       1999          1998
                                                       ----          ----

CURRENT ASSETS

Cash                                             $    17,426    $    4,096
Accounts Receivable                                   20,910        45,366
Inventory                                             40,079        38,633
                                                 -----------    ----------
TOTAL CURRENT ASSETS                                  78,415        88,095

PROPERTY AND EQUIPMENT                                21,883        31,299

OTHER ASSETS

Note Receivable from Stockholder                       5,000            --
Patents Pending                                      170,651            --

                               See accompanying notes.
                                         -2-

                      NVID INTERNATIONAL, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                          1999        1998
                                                          ----        ----
SALES                                                  $ 49,336    $ 51,794

COST OF SALES                                            35,301      43,103
                                                       --------    --------
GROSS PROFIT                                             14,035       8,691

OPERATING EXPENSES
Personal Services                                       195,501     339,098
Travel                                                   93,839      64,071
Professional Services                                    87,829      29,806
Penalties and Fines                                      29,661      26,641
Research and Development                                 28,220      20,356
Rent                                                      9,812      18,020
Depreciation and Amortization                            19,319      16,345
Office Expenses                                          26,543      11,598
Telecommunications                                       14,374      10,863
Bad Debt Expense                                         40,206       7,780
Commissions                                              20,850       2,992
Marketing and Promotions                                 22,610          --
                                                      ---------    --------
TOTAL OPERATING EXPENSES                                588,764     547,570
                                                      ---------    --------
OPERATING LOSS                                         (574,729)   (538,879)

OTHER INCOME (EXPENSE)
Miscellaneous Income                                         --       7,079
Interest Expense                                        (12,970)    (38,298)
Loss on Sale of Assets                                       --      (8,402)
                                                      ---------   ---------
TOTAL OTHER INCOME (EXPENSE)                            (12,970)    (39,621)
                                                      ---------   ---------
NET LOSS                                              $(587,699)  $(578,500)
                                                      =========   =========


BASIC NET LOSS PER SHARE                              $    (.01)  $    (.01)
                                                      =========   =========
DILUTED NET LOSS PER SHARE                            $    (.01)  $    (.01)
                                                      =========   =========








                               See accompanying notes.
                                       -3-

                      NVID INTERNATIONAL, INC. AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                             ADDITIONAL
                         COMMON      STOCK     PAID-IN  ACCUMULATED
                         SHARES      AMOUNT    CAPITAL     DEFICIT      TOTALS
                         ------      ------   --------  -----------     ------
Balance,
January 1, 1998        44,258,435  $ 44,258  $4,638,510  $(4,532,937) $ 149,831

Common Stock Issued:
For Services              150,000       150       5,850           --      6,000
For Rent                   61,500        62       9,813           --      9,875
For Debt Service          440,898       441      14,785           --     15,226
For Cash                3,368,053     3,368     147,785           --    151,153

Net Loss                       --        --          --     (578,500)  (578,500)
                      -----------   -------   ---------   -----------  --------
Balance,
December 31, 1998      48,278,886    48,279   4,816,743   (5,111,437)  (246,415)

Common Stock Issued:
For Interest on Notes      20,000        20       2,680           --      2,700
For Convertible Debt    4,704,374     4,704     259,111           --    263,815
For Cash                7,367,563     7,368     387,080           --    394,448
Broker's Fees and
Costs of
Convertible Debt               --        --     (48,104)          --    (48,104)
Common Stock
Cancelled             (11,262,528)  (11,263)     11,263           --         --

Net Loss                       --        --          --    (587,699)   (587,699)
                       ----------  --------  ---------- -----------   ---------
Balance,
December 31, 1999      49,108,295  $ 49,108  $5,428,773 $(5,699,136)  $(221,255)
                      ===========  ========  ========== ===========   =========
















                                 See accompanying notes.
                                           -4-

                          NVID INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                             1999         1998
                                                             ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                 $(587,699)  $(578,500)
Adjustments to Reconcile Net Loss to Net
Cash Used by Operating Activities:
Depreciation and Amortization                               19,319      16,345
Loss on Sale of Assets                                          --       8,402
Bad Debt Expense                                            40,206       7,780
Common Stock Issued for Operating Expenses                   6,515      26,101
Interest Expense Added to Note                                  --      27,271
Changes in:
Accounts Receivable                                        (15,750)    (21,760)
Inventory                                                   (1,446)     38,429
Note Receivable From Shareholder                            (5,000)         --
Accounts Payable                                           (14,874)     27,177
Patent Costs Payable                                         8,689      10,356
Accrued Salaries and Benefits                               30,412     215,980
                                                         ---------  ----------
NET CASH USED BY OPERATING ACTIVITIES                     (519,628)   (222,419)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash Received From Sale of Equipment                            --         500
Purchase of Intangible Assets                              (72,938)    (17,500)
Purchase of Fixed Assets                                    (1,903)         --
                                                         ---------  ----------
NET CASH USED BY INVESTING ACTIVITIES                      (74,841)    (17,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds From Notes and Debentures                         259,500      60,000
Payments on Notes                                          (38,545)         --
Proceeds From Issuance of Stock                            386,844     151,153
                                                         ---------    --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  607,799     211,153
                                                         ---------    --------
INCREASE (DECREASE) IN CASH                                 13,330     (28,266)

CASH AT BEGINNING OF YEAR                                    4,096      32,362
                                                         ---------   ---------
CASH AT END OF YEAR                                      $  17,426   $   4,096
                                                         =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid During the Year for Interest                   $   6,455   $   1,242
Noncash Investing and Financing Activities:
Accounts Payable Incurred for Intangible Assets          $  31,175   $  48,802
Note Created From Payment of License Fee                 $      --   $  20,000
Stock Issued as Payment For:
Services                                                 $      --   $   6,000
Rent                                                     $      --   $   9,875
Interest                                                 $   6,515   $  10,226
Debt                                                     $ 260,000   $   5,000
                               See accompanying notes.
                                       -5-

                        NVID INTERNATIONAL, INC. AND SUBSIDIARY
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include those of NVID International,  Inc.
(NVID) and its wholly owned subsidiary, Aqua Bio Technologies, Inc. (Aqua Bio), hereafter collectively referred to as the Company. All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

NVID was incorporated on August 26, 1984 under the state laws of Delaware. Aqua Bio (formerly d.b.a. Superior Aqua Products) was incorporated in the state of Florida on November 7, 1991. Effective November 14, 1994, NVID issued 18,281,500 shares of its common stock in exchange for 100 percent of the issued and outstanding common stock of Aqua Bio.

The Company is in the business of marketing and distributing electronic water purification systems. The system contains specially designed electrodes inside an "ion chamber". A safe, low, electronic charge is sent to the electrodes by a solid state control unit. This produces positive charged atoms called "ions" of copper and silver, which are ve or extend the life of the respective assets are charged to expense as incurred. Major renewals and betterments are treated as capital expenditures and depreciated accordingly.

When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts with any gain or loss on disposition reflected in the statement of operations.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization of the license agreement is computed using the straight-line method over the estimated useful life of five years. Amortization of patent costs will begin after the patents are issued.

Income Taxes

No provision for taxes has been made due to cumulative operating losses at December 31, 1999. The Company has net operating loss carryforwards of approximately $4,600,000 which will expire in 2009 through 2014. No tax benefit has been reported in the financial statements and the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

Earnings (Loss) Per Share

The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during the period.

Reclassifications

Certain amounts presented for 1998 have been reclassified to conform to the 1999 presentation.

                        NVID INTERNATIONAL, INC. AND SUBSIDIARY
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1999 AND 1998

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                1999       1998
                                               Useful           ----       ----
                                               Lives
                                               ------
Manufacturing Equipment                       5 years        $  8,005  $  8,005
Trade Show Displays                           7 years          13,685    13,685
Demo Units                                    7 years          14,617    14,617
Computer Equipment                            5 years          29,067    27,164
                                                             --------  --------
Total                                                          65,374    63,471

Less Accumulated Depreciation                                 (43,491)  (32,172)
                                                             --------  --------
Property and Equipment, Net                                  $ 21,883  $ 31,299
                                                             ========  ========
Depreciation expense for the years ended December 31, 1999 and 1998 was $11,319 and $12,345 respectively.

NOTE 3 - INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                1999       1998
                                                                ----       ----
Patents Pending                                              $170,651  $ 86,538
Less Accumulated Amortization                                      --        --
                                                             --------  --------
Patents Pending, Net                                         $170,651   $86,538
                                                             ========   =======
License Agreement                                            $ 40,000   $40,000
Less Accumulated Amortization                                 (12,000)   (4,000)
                                                             --------   -------
License Agreement, Net                                       $ 28,000   $36,000
                                                             ========   =======

Amortization expense for the years ended December 31, 1999 and 1998 was $8,000 and $4,000 respectively.

NOTE 4 - PATENT COSTS PAYABLE AND STOCK WARRANT

The Company retains the services of a patent attorney (the attorney) to whom it owes $130,026 and $90,162 at December 31, 1999 and 1998, respectively. At December 30, 1998, the Company issued a warrant agreement providing the attorney the option to purchase 750,000 shares of stock at an exercise price of $.10 per share. The warrant may be exercised from December 31, 1999 to December 30, 2003. The warrant agreement gives the attorney the right to apply any portion of the outstanding balance owed by the Company for payment of the exercise price.

                        NVID INTERNATIONAL, INC. AND SUBSIDIARY
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1999 AND 1998

NOTE 5 - NET LOSS PER SHARE

                                             Net Loss      Shares     Per Share
1999                                       (Numerator) (Denominator)    Amount
----                                       ----------   -----------   ---------
Basic Net Loss per Share:
Net Loss Attributable to
Common Stockholders                        $(587,699)   48,693,590      $(.01)
                                                                        ======
Effect of Dilutive Securities Warrants            --       750,000
                                           ---------    ----------
Diluted Net Loss per Share:
Net Loss Attributable to
Common Stockholders Plus

Assumed Conversions                        $(587,699)   49,443,590      $(.01)
                                           =========    ==========      ======
1998

----
Basic Net Loss per Share:
Net Loss Attributable to
Common Stockholders                        $(578,500)   46,268,660      $(.01)
                                                                        ======
Effect of Dilutive Securities Warrants            --         4,110
                                           ---------    ----------
Diluted Net Loss per Share:
Net Loss Attributable to
Common Stockholders Plus

Assumed Conversions                        $(578,500)   46,272,770      $(.01)
                                           =========    ==========      ======
NOTE 6 - NOTES PAYABLE

Notes payable were due in June of 1999. However, the notes include options for the holders to extend the repayment terms or to require issuance of the Company's stock at the date of maturity. The notes have been extended without a specified due date. Interest accrues at 20%.

NOTE 7 - DEBENTURES PAYABLE

The Company sold convertible debentures with a face amount of $300,000 during 1999. These debentures entitle the holder, at any time, to convert all or any principal amount above $10,000 into common stock at a conversion price of 75% of the average closing bid price of the common stock as reported on the National Association of Securities Dealers Electronic Bulletin Board for the 3 trading days immediately preceding the date of receipt by the Company of a Notice of Conversion. The Company received $259,500 in cash, which is the net of the face value and $40,500 of fees and commissions. Holders converted $260,000, of these debentures to common stock, leaving $40,000 payable at December 31, 1999.

                                       -8-

                         NVID INTERNATIONAL, INC. AND SUBSIDIARY
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1999 AND 1998

NOTE 7 - DEBENTURES PAYABLE (concluded)

The balance bears interest and matures as follows:

                     Maturity        Interest Rate       Amount
                     --------        -------------       ------
                   April, 2000            8%             $10,000
                   July, 2000             2%              30,000
                                                         -------
                   Total                                 $40,000
                                                         =======

Fees and commissions were charged to additional paid-in capital since the debentures were convertible at 75% of the closing bid price for the day before the date of receipt of Notice of Conversion.

NOTE 8 - FINAL JUDGEMENT

On August 7, 1998, the Tampa Division of the U.S. District Court entered a final judgement against the Company. The judgement required transfer of title to $256,500 of receivables and payment of $25,000 to a receiver for distribution to defrauded investors. The $256,500 had been transferred in 1997, in anticipation of the final order, and the $25,000 was paid in 1998 and is included in Penalties and Fines.

NOTE 9 - GOING CONCERN

The Company has incurred significant cumulative net operating losses. The Company continues to raise capital and market its technologies in order to meet operational expenses. Management expects revenue to increase significantly once patent applications are finalized and U.S. Department of Environmental Protection approvals are received.

NOTE 10 - SUBSEQUENT EVENTS

On February 29, 2000, the Securities and Exchange Commission delisted the Company's shares due to noncompliance with filing requirements.

On March 27, 2000, the number of shares of common stock of the Company authorized to be issued increased to 100,000,000 shares.

                                      -9-

                                    PART III

DESCRIPTION OF EXHIBITS.
-----------------------

3.(I)a  Certificate of Incorporation dated August 20, 1984.

3.(I)b Certificate of Amendment of Certificate of Incorporation dated March 31, 1985.

3.(I)c Certificate of Correction of Certificate of Amendment of Certificate of Incorporation dated October 15, 1985.

3.(I)d  Certificate for Renewal and Revival of Charter dated October
        19, 1994.

3.(I)e Certificate of Amendment of Certificate of Incorporation filed October 24, 1994.

3.(I)f Certificate of Amendment of Certificate of Incorporation filed May 26, 1995.

3.(I)g  Certificate for Renewal and Revival of Charter dated December 9, 1996.

3.(I)h Certificate of Amendment of Certificate of Incorporation dated February 5, 1999.

3.(I)I Certificate of Amendment of Certificate of Incorporation dated May 12, 2000.

3.(II)  By-Laws.

10.1 Distribution and License Agreement dated August 26, 1998 between EHPC Ionization, Ltd., ABT, NVID International, Inc. & EHPC, Ltd.

10.2 Licensing Agreement dated November 10, 1998 between EHPC Ionization, Ltd., and Wallace & Tiernan, Ltd.

10.3 Non-Exclusive License Agreement dated November 10, 1998 between EHPC Ionization, Ltd. and Wallace & Tiernan, Ltd.

10.4 Supplemental Letter Agreement dated November 10, 1998 between EHPC Ionization, Ltd. and Wallace & Tiernan, Ltd.

10.5 Standard Manufacturing Agreement dated November 30, 1998 between NVID International, Inc. and ETIH20.

10.6 Standard Manufacturing Agreement (Pacific Rim Countries) dated September 17, 1999 between NVID International, Inc. and ETIH20.

10.7 Royalty Letter Agreement and Affirmation dated September 23, 1999 between NVID International, Inc., ABT and Andrew B. Arata.

10.8 License Agreement dated November 12, 1999 between NVID International, Inc., EHPC Ionization, Ltd. and Innovative Medical Services.

10.9 License Agreement dated November 24, 1999 between NVID International, Inc. and Innovative Medical Services.

21     List of Subsidiaries.


                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on September 25, 2000.

                                    NVID INTERNATIONAL, INC.


                            By:/s/ David Larson

                                          David Larson, President